Exhibit 99.1
FOR IMMEDIATE RELEASE

Newtek Business Services Reports
Restatement of First Quarter Results

New York, N.Y. - August 22, 2005 - Newtek Business Services, Inc. (NASDAQ: NKBS) www.newtekbusinessservices.com), a direct distributor of financial and business products to the small to medium-sized business market, today announced that it has restated its March 31, 2005 financial statements and the previously released financial statements for the three months ended June 30, 2005. The revised quarterly report for the period ending March 31, 2005 and the quarterly report for the period ending June 30, 2005 have been filed and are available for public review.

Barry Sloane, Chairman and CEO of Newtek Business Services, Inc., said, “Our management team in consultation with our independent registered public accountants has determined that a single transaction of our small business lender occurring in late April & early May 2005 should have been reflected as a subsequent event to our first quarter financials rather than in the second quarter. This one transaction will result in an increase in our net loss for the quarter of $550,000 and an equivalent increase in net income in the second quarter. The results of operations for the six months ended June 30, 2005, as previously released, will not be effected.” Mr. Sloane continued, “We are not pleased by the need to restate our financial statements and to tell investors not to rely on our previously released statements. We have, however, increased our vigilance and made changes to our internal controls so as to prevent the repetition of such an error.”

About Newtek Business Services, Inc.
Newtek Business Services, Inc. is a direct distributor to the small to medium-sized business market. According to the SBA, there are over 23 million small businesses in the United States which in total represent 99.7% of all employers, generate 60 - 80 percent of all new jobs annually and generate more than 50% of non-farm GDP. Since 1999, Newtek has helped these business owners realize their potential by providing them with the essential tools needed to manage and grow their businesses. Newtek focuses on providing its 45,000 customers with access to financial, management and technological resources that enable them to better grow and compete in today’s marketplace. Newtek's products and services include:

•	Newtek Small Business Finance: U.S. government-guaranteed small business lending services;
•	Newtek Merchant Solutions: electronic merchant payment processing solutions;
•	Newtek Insurance Agency: commercial and personal insurance;
•	CrystalTech Web Hosting: domain registration, hosting and storage;
•	Newtek Financial Information Systems: outsourced digital bookkeeping; and
•	Newtek Tax Services: tax filing, preparation and advisory services.

The statements in this release may contain forward looking statements relating to such matters as anticipated future business strategies and financial performance, anticipated future number of customers, business prospects, legislative developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking statements. In order to comply with the terms of the safe harbor, Newtek Business Services, Inc. notes that a variety of factors could cause its actual results to differ materially from the anticipated results expressed in the Company's forward looking statements such as intensified competition and/or operating problems and their impact on revenues and profit margins or additional factors as described in Newtek Business Services’ 2004 annual report on Form 10-K.

Contacts:
Newtek Business Services, Inc.                               Dave Gentry
Barry Sloane                                                               Aurelius Consulting Group, Inc.
Chairman of the Board & CEO                                 407-644-4256
212-356-9500                                                               dave@aurcg.com
bsloane@newtekbusinessservices.com